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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

SEC Mail Processing Section MAR 02 2021 Washington DC 406

REPORT FOR THE PERIOD BEGINNING 01/01/2020 (MM/DD/YY) AND ENDING 12/31/2020 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Simplicity Financial Investment Services, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

86 Summit Ave, Suite 303

(No. and Street)

Summit	NJ	07901
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Robert Peters 212-668-8700

(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP

(Name – *if individual, state last, first, middle name*)

157 Church Street	New Haven	CT	06510
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jared Margolies, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Simplicity Financial Investment Services, Inc., as of December 31, 20 20, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

DANA SCHMIERER
Notary Public - State of New Jersey
My Commission Expires Oct 8, 2024

Notary Public

Signature

Chief Compliance Officer
Title

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss) or, if there is other comprehensive income in the period(s) presented, a Statement of Comprehensive Income (as defined in §210.1-02 of Regulation S-X).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

Board of Directors of Simplicity Financial Investment Services, Inc.

Opinion on the Financial Statement
We have audited the accompanying statement of financial condition of Simplicity Financial Investment Services, Inc. (the Company) as of December 31, 2020, and the related notes (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2020, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2008.

New Haven, Connecticut
February 26, 2021

Simplicity Financial Investment Services, Inc.

Statement of Financial Condition
December 31, 2020

Assets		
Cash	$	65,497
Prepaid expenses		18,662
Total Assets	**$**	**84,159**
Liabilities		
Accrued Expenses	$	9,333
Due to related party		13,250
Total Liabilities		22,583
Stockholders' Equity		
Common stock, $.001 par value; 100 shares authorized; 100 shares issues and outstanding		-
Additional paid-in capital		1,547,639
Accumulated deficit		(1,486,063)
Total Stockholders' Equity		61,576
Total Liabilities and Stockholders' Equity	**$**	**84,159**

See notes to financial statement

Note 1. Nature of Business and Significant Accounting Policies

Nature of business: Simplicity Financial Investment Services, Inc. (the "Company") was incorporated in the state of Delaware on July 9, 2008. The Company is a limited purpose broker-dealer registered with the Securities and Exchange Commission ("SEC"), and became a member of the Financial Industry Regulatory Authority, Inc. ("FINRA") on March 18, 2009. The primary function of the Company is to engage in dialogue and training regarding the distribution of annuity and life insurance products with Registered Representatives of third-party nonaffiliated broker-dealers. Such dialogue and training may involve comparisons of fixed insurance products to variable/registered products, and discussions related to client suitability between Company Registered Representatives and Registered Representatives of unaffiliated Broker-Dealers. The Company is a wholly-owned subsidiary of Simplicity Financial Marketing Holdings, Inc. (the "Parent').

The Company has elected the exemptive provision from paragraph (k)(1) of Rule 15c3-3 of the Securities and Exchange Commission and, accordingly, is exempt from the remaining provisions of that Rule. Broker/dealers operating under the provisions of (k)(1) are also exempted from the remaining provisions of Rule 15c3-3, including the requirement to make the reserve computations under Rule 15c3-3. The Company does not, directly or indirectly, receive or hold funds or securities for customers or carry customer accounts in any manner.

A summary of the Company's significant accounting policies follows:

Basis of accounting: The accompanying financial statements have been prepared on the accrual basis of accounting in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue recognition: The Company believes that the performance obligation is satisfied on the trade date because that is when the underlying financial instrument or purchaser is identified, the pricing is agreed to, and the risks and rewards of ownership have been transferred to/from the customer. Commission revenue and expense on variable annuity, fixed annuity and insurance products are recognized on the date that the annuity is approved by the insurance carrier and paid for by the owner.

Income taxes: The Company is classified as a "C" corporation for income tax purposes, and files a consolidated tax return with its Parent. The Company records its own tax provision as if it were a separate filer. Interest and penalties associated with unrecognized tax benefits, if any, would be classified as additional provision for income taxes in the statement operations. The Company evaluates each tax position taken on its tax returns and recognizes a liability for any tax position deemed less likely than not to be sustained under examination by the relevant taxing authorities.

Deferred taxes are provided under the asset and liability method whereby deferred tax assets are recognized for deductible temporary differences and operating loss and tax credit carryforwards and deferred tax liabilities are recognized for taxable temporary differences. Temporary differences are the differences between the reported amounts of assets and liabilities and their tax basis. Deferred tax assets are reduced by a valuation allowance when, in the opinion of management, it is more-likely-than-not that some portion or all of the deferred tax assets will not be realized. Deferred tax assets and liabilities are adjusted for the effects of changes in tax laws and rates on the date of enactment.

Accounting estimates: The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 2. Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital requirements (Rule 15c3- 1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The Rule also provides that equity capital may not be withdrawn as cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2020, the Company had net capital of $42,914, which was $37,914 in excess of its required net capital of $5,000. The Company's percentage of aggregate indebtedness to net capital was 52.62%.

Note 3. Related Party Transactions

The Company has an expense sharing agreement with the Parent effective January 1, 2020 that allocates certain costs to the Company based on the approximate percentage of time spent by personnel for wages and payroll taxes, and a reasonable basis for certain other costs in proportion to the total of those costs incurred by the Parent. For the year ended December 31, 2020, the Parent charged the Company $108,500 for allocated wages, payroll taxes and operating costs. The allocated expenses, as well as other expenses, are paid by the Parent and charged to the Company through intercompany. At December 31, 2020, the Company has an intercompany balance due to the Parent of $13,250.

The Company receives a capital contribution from the Parent to remain compliant. For the year ended December 31, 2020, the Parent contributed capital of $180,000.

Note 4. Going Concern

The Company has experienced operating losses in recent years due to the lack of revenues and has historically relied on the Parent to meet its cash flow requirements. Without the Parent's support the Company would be unable to meet its financial obligations. The Parent is committed to the ongoing financial support of the Company and agrees to provide financial support to the Company as necessary through at least March 31, 2022.

Note 5. Broker's Bond

The Company carries a broker's blanket fidelity bond in the amount of $120,000.

Note 6. Income Taxes

As of December 31, 2020, the Tax law had no effect on the Company's net loss for the year ended December 31, 2020 as the Company recorded a 100% valuation allowance against its net deferred tax asset arising from net operating losses at December 31, 2020.

The components of deferred taxes as of December 31, 2020 are as follows:

Federal net operating loss carry forward	$	255,594
State net operating loss carry forward		85,000
Total deferred tax assets before valuation allowance	$	340,594
Valuation allowance		(340,594)
Net deferred tax asset	$	-

Note 6. Income Taxes (Continued)

As of December 31, 2020, the Company had net operating loss carryforwards available for tax purposes in its consolidated tax return filing with the Parent of approximately $1,302,000 for Federal and State tax purposes. Realization of deferred tax assets is dependent on future earnings of the Company and the Parent, the timing and amount of which is uncertain. U.S. GAAP requires a valuation allowance to reduce reported deferred tax assets if, based on the weight of available evidence, it is more likely than not that some portion or all of the deferred tax assets will not be realized. After consideration of all evidence, both positive and negative, the Company has recorded a full valuation allowance against its deferred tax assets at December 31, 2020 because the Company's management has determined that is it more likely than not that these assets will not be realized.

Loss carryforwards for tax purposes have the following expiration dates:

Expiration Date	Federal	State
2028	$ 8,000	$ 8,000
2029	94,000	94,000
2030	126,000	126,000
2031	72,000	72,000
2032	86,000	86,000
2033	15,000	15,000
2034	-	-
2035	145,000	145,000
2036	142,000	142,000
2037	150,000	150,000
Indefinite	464,000	464,000
	$ 1,302,000	$ 1,302,000

The FASB provides guidance for how uncertain tax positions should be recognized, measured, disclosed and presented in the financial statements. This requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority. Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and liability in the current year on the tax returns of the stockholder. For the year ended December 31, 2020, management has determined that there are no material uncertain income tax positions.

Note 7. Subsequent Events

The Company has evaluated subsequent events through the date at which these financial statements were issued on February 26, 2021, and determined that there have not been any events that have occurred that would require adjustments to or disclosure in the financial statement.